Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM FILES 2006 20-F WITH ADJUSTED AUDITED ANNUAL FINANCIAL STATEMENTS

TEL AVIV, Israel - June 28, 2007 - RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE:RDCM) today announced that it has filed its 2006 Annual Report on Form 20-F (the annual report of a foreign private issuer) containing audited financial statements for the year ended December 31, 2006. The audited financial statements were finalized and reported on by our accountants on June 25, 2007. These audited financial statements reflect three adjustments to the Company’s unaudited financial statements that were published in a press release on February 5, 2007 and that were furnished to the United States Securities and Exchange Commission on Form 6-K on February 7, 2007 (the “press release and 6-K”). After the press release and 6-K, certain financial information (described more fully below) came to the Company’s attention, leading the Company to make the adjustments that are reflected in its 2006 audited financial statements.

The adjustments made to the unaudited financial statements reported in February of 2007 include the following:

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Reduction in sales as a result of a return: The Company’s 2006 unaudited financial statements included a sale to a distributor for $1.46 million (reflected in “Sales”) that was returned after year-end and after the press release and 6-K. Although Company policy does not ordinarily permit returns, the Company agreed, at the distributor’s request, to amend the distributor’s order and to exchange the products originally purchased by the distributor for other Company products. Because the product mix of the original order was partially altered, there was a resulting change in the total value of the sale to $1.06 million. Accordingly, the Company cancelled the sale of $1.46 million in 2006 and expects to record the new sale of $1.06 million in 2007.

•
Increase in allowance for doubtful accounts: As a result of a reassessment of the Company’s provisions for doubtful debts subsequent to February 7, 2007, and in light of current difficulties encountered in collecting from a specific customer, the Company decided to increase the provision by $530,000. This amount is reflected in “General and administrative expenses” on the Company’s 2006 audited consolidated statement of operations.

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Cancellation of deferred tax asset: The Company’s 2006 unaudited consolidated balance sheet included a deferred tax asset of $115,000 (reflected in “Deferred Tax”), which was recognized during the fourth quarter in compliance with Statement of Financial Accounting Standards (“SFAS”) 109. SFAS 109 requires the recognition of a deferred tax asset if the Company concludes that it is more likely than not to take advantage of accumulated tax loss carryforwards in the future. Based on the Company’s current revenue guidance for 2007, subsequent to February 7, 2007, the Company concluded that it no longer is more likely than not to take advantage of accumulated tax loss carryforwards in the foreseeable future, and the Company has decided not to recognize this deferred tax asset. The deferred tax asset was cancelled on the unaudited first quarter financial statements of 2007, the results of which were published in a press release on April 30, 2007.

The aggregate impact of all these adjustments in the audited financial statements, compared to the unaudited financial statements that were provided in the press release and 6-K, was a reduction of $1,462,000 in revenues for the year ended December 31, 2006 and a loss of $54,000, rather than profits of $1,815,000.

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RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’s shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.